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(CINRAM LOGO)
2255 Markham Road, Scarborough, Ontario, M1B 2W3

NEWS RELEASE

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FOR IMMEDIATE RELEASE

       CINRAM INTERNATIONAL INC. RECEIVES 99.96% SHAREHOLDER APPROVAL OF
            PLAN OF ARRANGEMENT TO CONVERT TO INCOME TRUST STRUCTURE

TORONTO, ON -- April 28, 2006 - Cinram International Inc. (the "Company") (TSX:
CRW) is pleased to announce that it has received 99.96% shareholder approval of the plan of arrangement ("the Arrangement") to convert the Company into Cinram International Income Fund. The Arrangement required approval by two-thirds of the votes cast at the shareholders' meeting held earlier today.

As previously announced, the Arrangement is subject to a number of conditions, including, but not limited to, the requirement that shareholders that are non-residents of Canada hold no more than 40% of total shares outstanding prior to the effective time. Cinram is scheduled to appear before the Ontario Superior Court of Justice to apply for a final order approving the Arrangement. If all conditions to the implementation of the Arrangement have been satisfied or waived, the effective date of the Arrangement is expected to be on or about May 5, 2006.

Under the Arrangement, shareholders of Cinram would exchange their common shares for units of the newly created Cinram International Income Fund, and/or Class B exchangeable limited partnership units of a limited partnership owned by the Fund, on a one-for-one basis. Shareholders who elected to receive exchangeable units in exchange for their Cinram shares under the Arrangement will receive 100% of the exchangeable units elected to be received by them. Cinram had previously announced that the number of exchangeable units issuable under the Arrangement would be subject to a limit; however, the number of exchangeable units actually elected to be received by shareholders is less than such maximum limit and, accordingly, shareholders will receive the full number of exchangeable units elected.

The units of Cinram International Income Fund have been conditionally approved for trading on the Toronto Stock Exchange under the symbol CRW.UN.

About Cinram
Cinram International Inc. is the world's largest provider of pre-recorded multimedia products and related logistics services. With facilities in North America and Europe, Cinram manufactures and distributes pre-recorded DVDs, VHS video cassettes, audio CDs, audio cassettes and CD-ROMs for motion picture studios, music labels, publishers and computer software companies around the world. The Company's shares are listed on the Toronto Stock Exchange (CRW) and are included in the S&P/ TSX Composite Index. For more information, visit our Web site at www.cinram.com.

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Certain statements included in this release constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or results of the multimedia duplication/ replication industry, to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Such factors include, among others, the following: general economic and business conditions, which will, among other things, impact the demand for the Company's products and services; multimedia duplication/replication industry conditions and capacity; the ability of the Company to implement its business strategy; the Company's ability to retain major customers; the Company's ability to invest successfully in new technologies and other factors which are described in the Company's filings with the securities commissions.

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FOR MORE INFORMATION:
Debra Chan
Cinram International Inc.
Tel: (416) 298-8190
debrachan@cinram.com